Morgan Stanley

522 Fifth Avenue

New York, New York 10036

January 13, 2010

Mr. Kevin Rupert

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:  Morgan Stanley Institutional Liquidity Funds

File Numbers 811-21339 and 333-104972

Dear Mr. Rupert:

At your request, Morgan Stanley Institutional Liquidity Funds, on behalf of its portfolios, (the “Portfolios”), has confirmed that Item 74W of the Portfolios’ NSAR filing for the fiscal period ended October 31, 2009 is correct.

In connection herewith, the Portfolios acknowledge that the disclosure included in NSAR filing is the responsibility of the Portfolios.  The Portfolios further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the NSAR filing does not relieve the Portfolios from its full responsibility for the adequacy and accuracy of the disclosures in the NSAR filing; and that the Portfolios will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or would like to discuss this matter further, please do not hesitate to contact me at (212) 296-6960.

Sincerely,

/s/ Lou Anne McInnis
Assistant Secretary